BRANDON J. CAGE

Assistant Vice President

Managing Assistant General Counsel

Office of General Counsel

Telephone (949) 219-3943

FAX (949) 219-3706

email: Brandon.Cage@PacificLife.com

June 3, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:       Initial Registration Statement for Pacific Variable Annuity, filed under Pacific Select Variable Annuity Separate Account (File Number 811-05980) of Pacific Life Insurance Company;
Request for Withdrawal of Initial Registration Statement filed on Form N-4, Accession No. 0001104659-22-067895 (filed June 3, 2022).

Pursuant to Rule 477 under the Securities Act of 1933 (“1933 Act”), and on behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Variable Annuity Separate Account of Pacific Life Insurance Company (“Separate Account”), the Registrant respectfully requests the withdrawal of the above captioned Initial Registration Statement, filed on Form N-4.

We request withdrawal of the Initial Registration Statement due to a technical error. The above referenced filing was incorrectly filed under the incorrect registrant/separate account. The correctly filed Initial Registration Statement was subsequently filed on June 3, 2022 (Accession No. 0001104659-22-067904, File Nos. 333-265390 and 811-08946).

Please note that this request for withdrawal is not meant to extend to the correctly filed Registration Statement (File No. 333-265390) or to the registered status of the Separate Account, which is the funding vehicle for other Pacific Life variable annuity contracts.

If you have any questions regarding this matter, please contact the undersigned at (949) 219-3943.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage